SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 20, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated February 20, 2014, entitled “Syneron Medical Acquires New Star Lasers.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: February 20, 2014

Syneron Medical Acquires New Star Lasers

CoolTouch family of products provides entry into significant new aesthetic market segments and expands Syneron’s recurring revenue business model

Yokneam, Israel, February 20, 2014 – Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today that it has entered into an agreement to acquire New Star Lasers, Inc., which conducts business as CoolTouch, Inc. (“CoolTouch”), for approximately $11 million in cash and earn out based on certain milestones of up to $4 million until end of 2015. New Star Lasers develops, manufactures and markets the CoolTouch family of aesthetic devices. CoolTouch’s 2013 unaudited revenues were approximately $8.9 million. Syneron anticipates the acquisition, which is expected to close in March 2014, will be accretive to the Company’s GAAP earnings per share starting in 2015.

Acquisition strategic rationale:

•	Diversifies product portfolio, broadens customer base, and provides entry into significant new markets, including:
o	Varicose veins – reimbursable procedure in vascular surgery and core (plastic surgeons and dermatologists) aesthetic markets.
o	Laser assisted lipolysis – complementary minimally-invasive body shaping treatment option for core aesthetic markets.
•	Expands recurring revenue business model with CoolTouch installed base and per-procedure consumables.
•	Leverages Syneron’s global sales channels and customer base to drive adoption of CoolTouch products, which have primarily been sold in the U.S.
•	Strengthens Syneron’s product technology and intellectual property with strong portfolio of patents and licenses.

Shimon Eckhouse, Chief Executive Officer of Syneron, transitioning into active Chairman, commented, “The acquisition of CoolTouch significantly enhances Syneron’s product offerings and market opportunity while also improving the recurring revenue profile of our business. We believe CoolTouch will add value to Syneron’s product offerings by expanding our reach into new markets such as the endovascular treatment of varicose veins and minimally-invasive laser assisted lipolysis. In addition, the CoolTouch business model also supports our strategy to increase sales of products with recurring revenue streams. We are very pleased to welcome the CoolTouch team to Syneron and look forward to expanding adoption of their products and technology through our global commercial infrastructure.”

The CoolTouch family of products utilizes New Star Lasers’ signature 1320 nm wavelength laser, along with other wavelengths and complementary technology, to address a variety of medical and aesthetic indications. The product family includes several laser console systems and associated single-use disposable hand pieces and accessories. CoolTouch products are cleared by the U.S. Food and Drug Administration (FDA) and are exclusively made in the United States in Roseville, CA. CoolTouch has an ISO 13485 certified world-class quality system, is GMP qualified and select CoolTouch products bear the CE mark, a conformity distinction awarded by the European Commission.

CoolTouch also developed a 15-watt Holmium laser system for the treatment of kidney stones and soft tissue ablation by urologists. It is sold as a private label product by American Medical Systems, a subsidiary of Endo Health Solutions. CoolTouch and American Medical Systems have entered into an agreement pursuant to which CoolTouch has agreed to develop and manufacture a next-generation Holmium laser system for American Medical Systems to sell globally through its urology sales team.

Syneron will discuss the acquisition of CoolTouch on the Company's fourth quarter 2013 financial results conference call, which will be held at 8:30 a.m. (ET) on Thursday, February 20, 2014.

About New Star Lasers
New Star Lasers, Inc,, which conducts business as CoolTouch, Inc., is a leading U.S.-based developer and manufacturer of innovative, advanced laser products for medical professionals and is considered a pioneer in the medical and aesthetics technology industry. The company’s focus is to solve medical problems through scientific innovation and the development of cutting-edge technology. CoolTouch is backed by an extensive intellectual property collection, with more than 20 active patents. For more information please visit www.newstarlasers.com.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. For more information please visit www.syneron-candela.com.

Safe Harbor For Forward-Looking Statements
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include Mr. Eckhouse’s statements that the acquisition of CoolTouch enhances Syneron’s product offerings, expands the company’s reach into new markets and improves the recurring revenue profile of its business. Furthermore, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including Syneron's ability to offer a diversified product portfolio, attract a broad customer base, and enter into new markets; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Contacts:
Hugo Goldman, Chief Financial Officer
+ 972 73 244 2283
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com